Fathom Digital Manufacturing Reports

First Quarter 2022 Financial Results

First Quarter 2022 Highlights

•
Revenue increased 32.8% to $40.5 million
•
Total orders increased 17% to $43.8 million
•
Net income totaled $17.8 million; adjusted net loss1 totaled $2.0 million
•
Adjusted EBITDA1 was $6.2 million, representing an Adjusted EBITDA margin1 of 15.2%
•
Reaffirmed financial guidance for full year 2022

HARTLAND, Wis., May 16, 2022 -- Fathom Digital Manufacturing Corp. (NYSE: FATH), an industry leader in on-demand digital manufacturing services, today announced financial results for the three months ended March 31, 2022.

	Three Months Ended
($ in thousands)	3/31/2022	3/31/2021
Revenue	$40,541	$30,534
Net income (loss)	$17,839	$(500)
Adjusted net income (loss)[1]	$(1,984)	$2,060
Adjusted EBITDA[1]	$6,178	$7,709
Adjusted EBITDA margin[1]	15.2%	25.2%

1 See “Non-GAAP Financial Information.” Reconciliations of non-GAAP financial measures are included in the appendix.

“Fathom delivered positive results in its first full quarter as a public company,” said Ryan Martin, Fathom Chief Executive Officer. “We are an industry pioneer with a history of profitability and cash generation, and extended this tradition in Q1 as we continue to benefit from the strong demand for our broad capabilities in the fast-growing digital manufacturing market. During the first quarter, which is typically our lowest quarter of the year, our order volumes increased 17% and contributed to revenue growth of approximately 33%. We also reported Adjusted EBITDA of $6.2 million consistent with our differentiated business model. As we have moved into the second quarter, we have seen increased quarter-over-quarter growth in-line with our full year forecast, which remains unchanged.”

Summary of Financial Results

Revenue for the first quarter of 2022 was $40.5 million compared to $30.5 million in the first quarter of 2021, an increase of 32.8%. The year-over-year growth was driven by an increase in the volume of customers served, primarily through acquisition-related activity, and growth within Fathom’s strategic accounts partially offset by lower sales due to production disruptions from the spread of the Omicron variant and Covid-related supply chain disruptions in the first quarter.

Gross profit for the first quarter of 2022 totaled $12.0 million, or 29.6% of revenue, compared to $13.4 million, or 43.9% of revenue, in the first quarter of 2021. Excluding approximately $3.5 million in non-cash purchase accounting adjustments following the completion of Fathom’s business combination on December 23, 2021, gross profit in the first quarter of 2022 would have been $15.5 million, or 38.2% of revenue.

Net income for the first quarter of 2022 was $17.8 million compared to a net loss of $0.5 million in the first quarter of 2021. Excluding acquisition costs, stock compensation expense, the revaluation of Fathom warrants and earnout shares, and other costs, Fathom reported an adjusted net loss in the first quarter of 2022 of $2.0 million compared to adjusted net income of $2.1 million for the same period in 2021.

Adjusted EBITDA for the first quarter of 2022 was $6.2 million versus $7.7 million for the same period in 2021 primarily due to the incurrence of public company expenses totaling approximately $3.6 million, of which approximately $1.3 million was non-recurring. The Adjusted EBITDA margin in the quarter was 15.2% compared to 25.2% in the first quarter of 2021.

2022 Outlook

Fathom reiterated its financial guidance for the full year 2022. The company expects revenue to range between $182 million and $192 million, representing year-over-year growth of approximately 20% to 26%. Fathom also expects Adjusted EBITDA to range between $40 million and $45 million, representing a year-over-year increase of approximately 16% to 31% and an implied Adjusted EBITDA margin of 22.0% to 23.4%. This outlook, as of May 16, 2022, reflects management’s current projections and macroeconomic outlook, and excludes the impact of any potential new acquisitions.

Conference Call

Fathom will host a conference call on Monday, May 16, 2022, at 8:30 am Eastern Time. The dial-in number for callers in the U.S. is +1-844-200-6205 and the dial-in number for international callers is +1-929-526-1599. The access code for all callers is 723631. The conference call will be broadcast live over the Internet and include a slide presentation. To access the webcast and supporting materials, please visit the investor relations section of Fathom’s website at https://investors.fathommfg.com.

A replay of the conference call can be accessed through May 30, 2022, by dialing +1-866-813-9403 (US) or +1-226-828-7578 (international), and then entering the access code 819382. The webcast will also be archived on Fathom’s website.

About Fathom Digital Manufacturing

Fathom is one of the largest on-demand digital manufacturing platforms in North America, serving the comprehensive product development and low- to mid-volume manufacturing needs of some of the largest and most innovative companies in the world. With more than 25 unique manufacturing processes and a national footprint with nearly 450,000 square feet of manufacturing capacity across 12 facilities, Fathom seamlessly blends in-house capabilities across plastic and metal additive technologies, CNC machining, injection molding and tooling, sheet metal fabrication, and design and engineering. With more than 35 years of industry experience, Fathom is at the forefront of the Industry 4.0 digital manufacturing revolution, serving clients in the technology, defense, aerospace, medical, automotive and IOT sectors. Fathom's certifications include: ITAR Registered, ISO 9001:2015 Design Certified, ISO 9001:2015, ISO 13485:2016, AS9100:2016, and NIST 800-171. To learn more, visit https://fathommfg.com/.

Forward-Looking Statements
Certain statements made in this press release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “estimates,” “projects,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “would,” “should,” “future,” “propose,” “target,” “goal,” “objective,” “outlook” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of Fathom Digital Manufacturing Corporation (“Fathom”) that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the inability to recognize the anticipated benefits of our business combination with Altimar Acquisition Corp. II; changes in general economic conditions, including as a result of the COVID-19 pandemic; the outcome of litigation related to or arising out of the business combination, or any adverse developments therein or delays or costs resulting therefrom; the ability to meet the New York Stock Exchange’s listing standards following the consummation of the business combination; costs related to the business combination and additional factors discussed in Fathom’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the Securities and Exchange Commission (the “SEC”) on April 8, 2022 as well as Fathom’s other filings with the SEC. If any of the risks described above materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by our forward-looking statements. There may be additional risks that Fathom does not presently know or that Fathom currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Fathom’s expectations, plans or forecasts of future events and views as of the date of this press release. Although Fathom may elect to update these forward-looking statements at some point in the future, Fathom specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Fathom’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Non-GAAP Financial Information
This press release includes Adjusted Net Income, Adjusted EBITDA and Adjusted EBITDA margin, which are non-GAAP financial measures that we use to supplement our results presented in accordance with U.S. GAAP. We believe Adjusted Net Income, Adjusted EBITDA and Adjusted EBITDA margin are useful in evaluating our operating performance, as they are similar to measures reported by our public competitors and regularly used by security analysts, institutional investors and other interested parties in analyzing operating performance and prospects. Adjusted Net Income, Adjusted EBITDA and Adjusted EBITDA margin are not intended to be a substitute for any U.S. GAAP financial measure and, as calculated, may not be comparable to other similarly titled measures of performance of other companies in other industries or within the same industry.

We define and calculate Adjusted Net Income as net income (loss) before the impact of any increase or decrease in the estimated fair value of the company’s warrants or earnout shares. We define and calculate Adjusted EBITDA as net losses before the impact of interest income or expense, income tax expense and depreciation and amortization, and further adjusted for the following items: stock-based compensation, transaction-related costs, and certain other non-cash and non-core items, as described in the reconciliation included in the appendix to this press release. Adjusted EBITDA excludes certain expenses that are required in accordance with U.S. GAAP because they are non-recurring (for example, in the case of transaction-related costs), non-cash (for example, in the case of depreciation and amortization, stock-based compensation) or are not related to our underlying business performance (for example, in the case of interest income and expense). Adjusted EBITDA margin represents Adjusted EBITDA divided by total revenue. We include these non-GAAP financial measures because they are used by management to evaluate Fathom’s core operating performance and trends and to make strategic decisions regarding the allocation of capital and new investments.

Information reconciling forward-looking Adjusted EBITDA to GAAP financial measures is unavailable to Fathom without unreasonable effort. The company is not able to provide reconciliations of forward-looking Adjusted EBITDA to GAAP financial measures because certain items required for such reconciliations are outside of Fathom's control and/or cannot be reasonably predicted, such as the provision for income taxes. Preparation of such reconciliations would require a forward-looking balance sheet, statement of income and statement of cash flow, prepared in accordance with GAAP, and such forward-looking financial statements are unavailable to Fathom without unreasonable effort. Fathom provides a range for its Adjusted EBITDA forecast that it believes will be achieved, however it cannot accurately predict all the components of the Adjusted EBITDA calculation. Fathom provides an Adjusted EBITDA forecast because it believes that Adjusted EBITDA, when viewed with the company's results under GAAP, provides useful information for the reasons noted above. However, Adjusted EBITDA is not a measure of financial performance or liquidity under GAAP and, accordingly, should not be considered as an alternative to net income or cash flow from operating activities as an indicator of operating performance or liquidity.

Contact:

Michael Cimini

Director, Investor Relations

Fathom Digital Manufacturing

(262) 563-5575

michael.cimini@fathommfg.com

Q1 2022 U.S GAAP Income Statement

($ in thousands)

	Period ended
	March 31, 2022	March 31, 2021

Revenue	$40,541	$30,534
Cost of revenue[1]	28,544	17,123
Gross profit	11,997	13,411
Operating expenses
Selling, general, and administrative	14,763	7,670
Depreciation and amortization	4,517	2,672
Total operating expenses	19,280	10,342
Operating (loss) income	(7,283)	3,069
Interest expense and other (income) expense
Interest expense	1,473	2,114
Other expense	116	1,480
Other income	(27,165)	(34)
Total interest expense and other (income) expense, net	(25,576)	3,560
Net income (loss) before income tax	$18,293	$(491)
Income tax expense	454	9
Net income (loss)	$17,839	$(500)

1 Cost of revenue for the three months ended March 31, 2022, includes approximately $3.5 million in amortization costs related to purchase accounting adjustments following the closing of Fathom’s business combination on December 23, 2021. Excluding these non-cash purchase accounting adjustments, the cost of revenue for the three months ended March 31, 2022, was $15.5 million, or 38.2% of revenue.

Q1 2022 Revenue by Product Line

	Revenue for Three Months Ended
($ in thousands)	3/31/2022	Percentage	3/31/2021	Percentage	% Change
Additive manufacturing	$4,149	10.2%	$4,540	14.9%	-8.6%
Injection molding	$6,815	16.8%	$6,637	21.7%	2.7%
CNC machining	$13,326	32.9%	$4,831	15.8%	175.8%
Precision sheet metal	$14,683	36.2%	$13,117	43.0%	11.9%
Other revenue	$1,568	3.9%	$1,409	4.6%	11.4%
Total	$40,541	100.0%	$30,534	100.0%	32.8%

Consolidated Balance Sheets

($ in thousands)

	Period Ended
	March 31, 2022	December 31, 2021
Assets	(unaudited)
Current assets
Cash	$11,993	$20,357
Accounts receivable, net	28,157	25,367
Inventory	12,541	13,165
Prepaid expenses and other current assets	4,873	1,836
Total current assets	57,564	60,725
Property and equipment, net	46,248	44,527
Right-of-use operating lease assets, net	8,808	-
Right-of-use financing lease assets, net	2,417	-
Intangible assets, net	265,017	269,622
Goodwill	1,189,762	1,189,464
Other non-current assets	252	2,036
Total assets	$1,570,068	$1,566,374
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	13,860	9,409
Accrued expenses	6,806	5,957
Other current liabilities	5,014	2,058
Current operating lease liability	2,937	-
Current financing lease liability	185	-
Contingent consideration	2,748	2,748
Current portion of debt	25,423	29,697
Total current liabilities	56,973	49,869
Long-term debt, net	119,083	120,491
Fathom earnout shares liability	47,690	64,300
Sponsor earnout shares liability	7,020	9,380
Long-term contingent consideration	850	850
Noncurrent operating lease liability	5,917	-
Noncurrent financing lease liability	2,278	-
Deferred tax liability	17,546	17,570
Other noncurrent liabilities	1,608	4,655
Warrant liability	25,800	33,900
Payable to related parties pursuant to the tax receivable agreement	4,600	4,600
Total liabilities	289,365	305,615
Commitments and Contingencies:
Redeemable non-controlling interest	836,723	841,982
Shareholders' Equity:
Class A common stock, $0.0001 par value; 300,000,000 shares authorized; 50,785,656 issued and outstanding as of December 31, 2021 and December 31, 2021	5	5
Class B common stock, $0.0001 par value; 180,000,000 shares authorized; 84,294,971 shares issued and outstanding as of December 31, 2021 and December 31, 2021	8	8
Class C common stock, $.0001 par value; 10,000,000 shares authorized; 0 shares issued and outstanding as of December 31, 2021 and December 31, 2021	-	-
Preferred Stock, $.0001 par value; 10,000,000 shares authorized; 0 shares issued and outstanding as of December 31, 2021 and December 31, 2021	-	-
Additional paid-in-capital	468,475	466,345
Accumulated other comprehensive loss
Accumulated deficit	(24,508)	(47,581)
Shareholders’ equity attributable to Fathom Digital Manufacturing Corporation	443,980	418,777
Total Liabilities, Shareholders’ Equity, and Redeemable Non-Controlling Interest	$1,570,068	$1,566,374

Reconciliation of GAAP Net Income (Loss) to Adjusted Net Income (Loss)

	March 31, 2022	March 31, 2021
Net income (loss)	$17,839	$(500)
Acquisition expenses[1]	-	1,169
Stock compensation	2,128	-
Inventory step-up amortization	3,241	277
Change in fair value of warrant liability[2]	(8,100)	-
Change in fair value of earnout share liabilities[2]	(18,970)	-
Integration, non-recurring, non-operating, cash, and non-cash costs[3]	1,878	1,114
Adjusted net income (loss)	$(1,984)	$2,060

1Represents expenses incurred related to business acquisitions; 2Represents the impacts from the change in fair value related to both the earnout share liability and the warrant liability associated with the business combination completed on December 23, 2021; 3Represents adjustments for other integration, non-recurring, non-operating, cash, and non-cash costs related primarily to integration costs for new acquisitions, severance, and management fees paid to our principal owner.

Reconciliation of GAAP Net Income (Loss) to Adjusted EBITDA

	March 31, 2022	March 31, 2021
Net income (loss)	$17,839	$(500)
Depreciation and amortization	6,208	3,526
Interest expense, net	1,500	2,114
Income tax expense	454	9
Acquisition expenses[1]	-	1,169
Inventory step-up amortization	3,241	277
Stock compensation	2,128	-
Change in fair value of warrant liability[2]	(8,100)	-
Change in fair value of earnout share liabilities[2]	(18,970)	-
Integration, non-recurring, non-operating, cash, and non-cash costs[3]	1,878	1,114
Adjusted EBITDA	$6,178	$7,709

1Represents expenses incurred related to business acquisitions; 2Represents the impacts from the change in fair value related to both the earnout share liability and the warrant liability associated with the business combination completed on December 23, 2021; 3Represents adjustments for other integration, non-recurring, non-operating, cash, and non-cash costs related primarily to integration costs for new acquisitions, severance, and management fees paid to our principal owner.